FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

For the month of October, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form   20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).   Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date:	OCTOBER 20, 2003	By:	/s/ P.A. STAFFORD

		Name:	P A Stafford
		Title:	Assistant Group Secretary

HSBC BANK CANADA

THIRD QUARTER 2003 RESULTS — HIGHLIGHTS

* Net income^ was C$227 million for the nine months ended 30 September 2003, an increase of 16.4 per cent over the same period in 2002.

* Net income was C$81 million for the quarter ended 30 September 2003, an increase of 3.8 per cent over the third quarter of 2002.

* Return on average common equity was 19.3 per cent for the nine months ended 30 September 2003 and 19.7 per cent for the quarter ended 30 September 2003.

* The cost:income ratio was 55.9 per cent for the nine months ended 30 September 2003 and 55.3 per cent for the quarter ended 30 September 2003.

* Total assets of C$37.0 billion at 30 September 2003 compared to C$35.8 billion at 30 September 2002.

* Total assets under administration were C$17.5 billion at 30 September 2003, of which C$13.5 billion were funds under management and C$4.0 billion were custody and administration accounts.

^ HSBC Bank Canada acquired Merrill Lynch HSBC Canada Inc. (‘MLHSBC’) on 31 October 2002. For financial reporting, the income and expenses of MLHSBC were accounted for effective 1 July 2002, the date on which the HSBC Group acquired full ownership of MLHSBC, and were recorded in the results for the fourth quarter of 2002.

Financial Commentary

HSBC Bank Canada recorded net income of C$81 million for the quarter ended 30 September 2003, an increase of 3.8 per cent, compared with C$78 million for the third quarter of 2002. Net income for the nine months ended 30 September 2003 was C$227 million, an increase of C$32 million, or 16.4 per cent, compared with C$195 million for the nine months ended 30 September 2002.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, Designate, said: “The results for the quarter were satisfactory given the subdued economic conditions we experienced during the quarter. Net income benefited from lower credit losses and higher non-interest income compared with the same period in 2002. The continued improvement in equity markets encouraged retail clients to trade more frequently and increased retail sharedealing revenues.

“Historically low interest rates continued to provide stimulus for an active housing market. Strong growth in residential mortgages and consumer loans benefited net interest income. However, competitive pricing and increased funding costs reduced the net interest margin. Credit losses in the quarter decreased compared with the same period last year due to the improved credit environment.

“With recent negative events such as the SARS outbreak, ‘mad-cow’ disease, forest fires in British Columbia and the electricity blackout in Ontario largely behind us, we are hopeful that consumer confidence will strengthen and provide momentum for economic growth in Canada, although this is also dependent on the continuing economic recovery in the US. With our broad range of services and products to offer our clients in Canada, we are well positioned to take advantage of any growth opportunities.”

Net interest income

Net interest income for the quarter ended 30 September 2003 was C$213 million compared with C$222 million for the third quarter of 2002. For the nine months ended 30 September 2003, net interest income was C$653 million, an increase of C$7 million, compared with C$646 million for the same period in 2002. Net interest income continued to benefit from strong growth in residential mortgages driven by low interest rates.

The net interest margin, as a percentage of average interest earning assets, for the quarter ended 30 September 2003 was 2.58 per cent compared with 2.84 per cent for the same period in 2002. For the nine months ended 30 September 2003, the net interest margin was 2.71 per cent compared to 2.85 per cent for the nine months ended 30 September 2002. During 2003, the net interest margin was adversely affected by increased funding costs, as competitive pricing on consumer deposits resulted in a change in funding mix towards higher cost wholesale deposits, and competitive pricing on residential mortgages. In the third quarter of 2003, the Bank of Canada overnight lending rate decreased twice, each a 25 basis point drop, which partially resulted in a lower net interest margin.

Other income

Other income for the quarter ended 30 September 2003 was C$127 million, an increase of 21.0 per cent compared with C$105 million for the third quarter of 2002. Other income for the nine months ended 30 September 2003 was C$343 million, an increase of 7.9 per cent compared with C$318 million for the same period in 2002.

Capital market fees were higher for the quarter and nine months ended 30 September 2003 compared with the same periods in 2002. Retail trading commissions in MLHSBC were C$6 million and C$15 million, respectively, for the quarter and nine months ended 30 September 2003. Retail trading commissions increased as equity markets improved in the second and third quarters of 2003. However, the restructuring of the institutional equity business in the second quarter of 2002 impacted comparability as fees from corporate finance activities were lower in 2003 compared with the same periods in 2002. The recent improvement in the equity markets has not yet boosted retail investor activity in mutual funds. As a result, mutual fund and administration fees were lower for the quarter and nine months ended 30 September 2003 compared with the same periods in 2002. Securitization income was higher in the third quarter of 2003 due to a C$11 million gain on the securitization of C$300 million of personal loans.

Non-interest expenses

Non-interest expenses for the quarter ended 30 September 2003 were C$188 million compared with C$165 million for the third quarter of 2002. Non-interest expenses for the nine months ended 30 September 2003 were C$557 million compared with C$539 million for the same period in 2002. The second quarter of 2002 included a C$28 million restructuring charge related to the withdrawal from institutional equity trading, sales and research activities. Non-interest expenses for the quarter and nine months ended 30 September 2003 included C$6 million and C$18 million, respectively, from MLHSBC.

Salaries and benefits were higher in the quarter and nine months ended 30 September 2003 compared with the same periods in 2002. Included in salary costs were C$2 million and C$5 million, respectively, relating to MLHSBC. The bank implemented the fair value method of accounting for stock based compensation on a prospective basis and recorded C$2 million in salaries and benefits in the third quarter of 2003. Variable compensation costs were higher for the quarter and nine months ended 30 September 2003 compared with the same periods in 2002 due, in part, to increased capital market fees and foreign exchange income. On a year to date basis, employee medical costs were higher in 2003 compared with the same period in 2002.

Premises and equipment and other non-interest expenses were higher for the quarter and nine months ended 30 September 2003 compared with the same periods in 2002 largely from MLHSBC costs of C$4 million and C$13 million, respectively. Computer costs related to improving delivery channels and the infrastructure of the bank’s networks increased in the quarter and nine months ended 30 September 2003. These increases were partially offset by lower operating losses for the nine months ended 30 September 2003 compared with the same period in 2002.

Provision for income taxes

The effective tax rate for the quarter ended 30 September 2003 was 39.6 per cent compared with 37.1 per cent for the third quarter of 2002. For the nine months ended 30 September 2003, the effective tax rate was 39.3 per cent compared with 37.3 per cent for the same period in 2002. The higher effective tax rate in 2003 reflected lower levels of tax-exempt investment income compared to 2002.

Credit quality and provision for credit losses

The provision for credit losses for the quarter ended 30 September 2003 was C$14 million compared with C$34 million for the same period in 2002. For the nine months ended 30 September 2003, the provision for credit losses was C$53 million compared with C$102 million in the same period of 2002. The reductions are attributable to the improving credit environment in Canada. In addition, the higher provision level in 2002 related to an exposure in the telecommunications sector. While the ongoing performance of our loan portfolios is satisfactory, we remain cautious in the face of an uneven economic recovery, particularly in the United States.

Total impaired loans decreased C$96 million, or 30.3 per cent, to C$221 million at 30 September 2003 compared with C$317 million at 30 September 2002. Impaired loans, after deducting specific allowances for credit losses, were C$145 million at 30 September 2003 compared with C$170 million at 30 September 2002.

The general allowance for credit losses was C$254 million at 30 September 2003 compared to C$226 million at the same time last year. The increase was in line with the growth in the total loan and bankers’ acceptances portfolios over the same period.

Balance sheet

Total assets at 30 September 2003 were C$37.0 billion, up C$1.8 billion from C$35.2 billion at 31 December 2002. Continued historical low interest rates have benefited consumers resulting in residential mortgages and consumer loans growing a total of C$1.1 billion from 31 December 2002. Commercial advances also benefited from lower rates as bankers’ acceptances increased C$0.6 billion over the same period.

Total deposits increased C$0.7 billion from C$28.4 billion at 31 December 2002 to C$29.1 billion at 30 September 2003. Commercial deposits increased C$1.1 billion while personal deposits decreased C$0.4 billion over the same period, largely from the negative impact on US dollar based deposits resulting from the stronger Canadian dollar relative to the US dollar.

Funds under management

Funds under management were C$13.5 billion at 30 September 2003 compared with C$12.4 billion at 30 June 2003 and C$11.2 billion at 30 September 2002. The increase in the third quarter of 2003 benefited from improvement in equity markets during the period. On a year to date basis, improvements in the equity markets, tempered partially by strengthening of the Canadian dollar relative to the US dollar, in the second and third quarters had a positive effect on funds under management.

Capital ratios

The tier 1 capital ratio was 8.3 per cent and the total capital ratio was 11.0 per cent at 30 September 2003. This compares with 8.3 per cent and 11.3 per cent, respectively, at 30 September 2002 and 8.0 per cent and 10.9 per cent, respectively, at 30 June 2003.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares – Series A. The dividend will be payable in cash on 31 December 2003, for shareholders of record on 15 December 2003.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A — TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world’s largest banking and financial services organisations. For more information about HSBC Bank Canada and our products and services, visit our website at hsbc.ca.

HSBC Bank Canada’s third quarter 2003 report will be sent to shareholders during November 2003.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

	Quarter ended			Nine months ended
Figures in C$ millions (except per share amounts)	30 Sep 03	30 Jun 03	30 Sep 02	30 Sep 03	30 Sep 02
Earnings
Net income	81	73	78	227	195
Basic earnings per share	0.17	0.15	0.17	0.47	0.41

Performance ratios (%)
Return on average common
equity	19.7	19.1	20.1	19.3	16.5
Return on average assets	0.85	0.79	0.86	0.82	0.73
Net interest margin	2.58	2.76	2.84	2.71	2.85
Cost:income ratio	55.3	57.1	50.5	55.9	55.9
Other income:total income ratio	37.4	33.3	32.1	34.4	33.0

Credit information
Impaired loans	221	246	317
Allowance for credit losses
—Balance at end of period	330	338	373
—As a percentage of impaired loans	149%	137%	118%
—As a percentage of loans outstanding	1.31%	1.36%	1.54%

Average balances
Assets	36,874	36,275	35,196	36,253	34,517
Loans	24,764	24,322	23,293	24,352	22,768
Deposits	29,251	28,732	28,291	28,819	27,589
Common equity	1,582	1,505	1,502	1,532	1,532

Capital ratios (%)
Tier 1	8.3	8.0	8.3
Total capital	11.0	10.9	11.3

Total assets under administration^
Funds under management	13,455	12,447	11,193
Custodial accounts	4,055	3,388	3,142
Total assets under administration	17,510	15,835	14,335

^ Balances as at 30 September 2002 are restated to eliminate inter-company holdings of assets.

Consolidated Statement of Income (Unaudited)

	Quarter ended			Nine months ended
Figures in C$ millions	30 Sep 03	30 Jun 03	30 Sep 02	30 Sep 03	30 Sep 02
(except per share amounts)
Interest and dividend income
Loans	347	352	322	1,032	939
Securities	22	30	26	80	81
Deposits with regulated financial institutions	14	14	26	41	58
Total interest income	383	396	374	1,153	1,078
Interest expense
Deposits	161	165	142	473	406
Debentures	9	9	10	27	26
Total interest expense	170	174	152	500	432
Net interest income	213	222	222	653	646
Provision for credit losses	14	19	34	53	102
Net interest income after provision for credit losses	199	203	188	600	544
Other income
Deposit and payment service charges	20	20	20	60	55
Credit fees	18	17	15	51	46
Capital market fees	26	22	15	64	50
Mutual fund and administration fees	13	13	15	39	45
Foreign exchange	15	15	15	44	40
Trade finance	7	7	7	20	20
Trading revenue	3	2	3	8	10
Securitization income	16	3	3	24	17
Other	9	12	12	33	35
Total other income	127	111	105	343	318
Net interest and other income	326	314	293	943	862
Non-interest expenses
Salaries and employee benefits	97	95	86	279	254
Premises and equipment	27	28	23	84	78
Other	64	67	56	194	179
Restructuring costs	—	—	—	—	28
Total non-interest expenses	188	190	165	557	539
Income before taxes and non-controlling interest in income of trust	138	124	128	386	323
Provision for income taxes	53	47	46	147	116
Non-controlling interest in income of trust	4	4	4	12	12
Net income	81	73	78	227	195
Preferred share dividends	2	2	2	6	6
Net income attributable to common shares	79	71	76	221	189
Average common shares outstanding (000)	471,168	471,168	456,168	471,168	456,168
Basic earnings per share (C$)	0.17	0.15	0.17	0.47	0.41

6

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 30 Sep 03	At 31 Dec 02	At 30 Sep 02
Assets
Cash and deposits with Bank of Canada	353	417	353
Deposits with regulated financial institutions	3,718	3,317	3,340
	4,071	3,734	3,693
Investment securities	2,326	2,875	2,286
Trading securities	768	870	1,142
	3,094	3,745	3,428
Assets purchased under reverse repurchase agreements	1,020	416	939
Loans
Businesses and government	11,954	11,949	12,342
Residential mortgage	10,708	9,809	9,554
Consumer	2,588	2,422	2,320
Allowance for credit losses	(330)	(311)	(373)
	24,920	23,869	23,843
Customers’ liability under acceptances	2,926	2,374	2,563
Land, buildings and equipment	102	111	104
Other assets	898	940	1,193
	3,926	3,425	3,860
Total assets	37,031	35,189	35,763
Liabilities and shareholders’ equity
Deposits
Regulated financial institutions	749	758	1,866
Individuals	13,993	14,432	14,052
Businesses and governments	14,338	13,182	12,391
	29,080	28,372	28,309
Subordinated debentures	509	528	548
Acceptances	2,926	2,374	2,563
Assets sold under repurchase agreements	120	28	87
Other liabilities	2,420	1,984	2,362
Non-controlling interest in trust and subsidiary	230	230	230
	5,696	4,616	5,242
Shareholders’ equity
Preferred shares	125	125	125
Common shares	950	950	935
Contributed surplus	167	165	165
Retained earnings	504	433	439
	1,746	1,673	1,664
Total liabilities and shareholders’ equity	37,031	35,189	35,763

7

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Nine months ended
Figures in C$ millions	30 Sep 03	30 Jun 03	30 Sep 02	30 Sep 03	30 Sep 02

Cash flows (used in)/provided by:
Operating activities	(202)	687	402	860	743
Financing activities	908	(168)	9	644	1,626
Investing activities	(422)	(583)	(938)	(1,324)	(2,333)
Increase/(decrease) in cash and cash equivalents	284	(64)	(527)	180	36
Cash and cash equivalents, beginning of period	3,533	3,597	3,701	3,637	3,138
Cash and cash equivalents, end of period	3,817	3,533	3,174	3,817	3,174

Represented by:
Cash resources per balance sheet	4,071	4,084	3,693
less non-operating deposits^	(254)	(551)	(519)
Cash and cash equivalents, end of period	3,817	3,533	3,174

^ Non operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitization transactions.